[Winston & Strawn LLP Letterhead]

May 4, 2006
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attention:          Larry Spirgel, Assistant Director

Re:	Motorola, Inc.
Form 10-K for the fiscal year ended December 31, 2005
Filed March 2, 2006
File No. 1-07221
Ladies and Gentlemen:
     On behalf of Motorola, Inc. (“Motorola”), we acknowledge receipt of your letter dated April 25, 2006 relating to the above referenced filings. Due to the focus of certain key employees on Motorola’s recent Annual Meeting of Stockholders and filing yesterday of the Company’s first quarter Form 10-Q, Motorola will require more than 10 business days to prepare its response to your comments. Motorola expects to deliver its response to your letter on or before Friday, May 25, 2006.
     Please call me at (312) 558-5609 if there are any concerns regarding our proposed timetable.

Sincerely,
/s/ R. Cabell Morris, Jr.
R. Cabell Morris, Jr.

cc: Jeffrey A. Brown